UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Thomas A. Broughton, III
   7 Ridge Drive
   Birmingham, AL  35213
2. Issuer Name and Ticker or Trading Symbol
   Cavalier Homes Inc (CAV)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     42,767 (A)     D  Direct
Common Stock                                                                                     11,300         I  by Daughter
Common Stock                                                                                     11,300         I  by Daughter 2
Common Stock                                                                                     11,300         I  by Daughter 3

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $3.40000        01/29/02       A         17,000                            07/29/02     01/29/12
(right to buy)
Non-Qualified Stock Option     $4.00000                                                                   07/03/00     01/03/10
(right to buy)
Non-Qualified Stock Option     $4.13840                                                                   01/13/94     07/12/03
(right to buy)
Non-Qualified Stock Option     $4.42640                                                                   07/15/95     01/15/05
(right to buy)
Non-Qualified Stock Option     $4.64000                                                                   07/17/95     01/17/05
(right to buy)
Non-Qualified Stock Option     $9.75000                                                                   07/15/98     01/15/08
(right to buy)
Non-Qualified Stock Option     $10.00000                                                                  07/15/96     01/15/06
(right to buy)
Non-Qualified Stock Option     $10.62500                                                                  07/15/97     01/15/07
(right to buy)
Non-Qualified Stock Option     $11.00000                                                                  07/04/99     01/04/09
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option     01/29/02  Common Stock                   17,000        $3.40000    17,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,893                     2,893         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   27,343                    27,343        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   14,647                    14,647        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   9,573                     9,573         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   14,647                    14,647        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   14,647                    14,647        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)

Explanation of Responses:

(A) The reporting person's non-derivitive direct holdings of 42,767 shares include 16,477 shares held in an IRA.


This filing shall not be deemed an admission that such person is, for purposes of Section 16 of the Securities Exchange Act of
1934, as amended, or otherwise, the beneficial owner of any equity securities covered by this statement.

SIGNATURE OF REPORTING PERSON
/S/ Thomas A. Broughton, III
DATE 02/12/03